SYR CORP

Financial Statement Report

For period January 1, 2022, through December 31, 2022

Table of Contents

SYR CORP.

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales of Product Income	79.83
Test Deposits	0.22
Total Income	**$80.05**
GROSS PROFIT	**$80.05**
Expenses	
Advertising & Marketing	17,558.13
Bank Charges & Fees	15.00
Cloud Services	20,333.94
Contractors	126,281.41
Legal & Professional Services	1,605.56
Office Supplies & Software	305.00
Refunds	-8,095.07
Taxes & Licenses	1,238.03
Total Expenses	**$159,242.00**
NET INCOME	**$ -159,161.95**

SYR CORP.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (5990) - 1	4,766.17
Total Bank Accounts	**$4,766.17**
Total Current Assets	**$4,766.17**
TOTAL ASSETS	**$4,766.17**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Sales Tax Payable	767.71
Total Other Current Liabilities	**$767.71**
Total Current Liabilities	**$767.71**
Long-Term Liabilities	
Loan from Co-Founder	64,103.64
Total Long-Term Liabilities	**$64,103.64**
Total Liabilities	**$64,871.35**
Equity	
Investment - Angel Investment	5,000.00
Investment - Crowd funding	51,938.75
Owner's Investment	78,400.00
Retained Earnings	-36,281.98
Net Income	-159,161.95
Total Equity	**$ -60,105.18**
TOTAL LIABILITIES AND EQUITY	**$4,766.17**

SYR CORP.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-159,161.95
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -159,161.95**
FINANCING ACTIVITIES	
Loan from Co-Founder	29,000.00
Owner's Investment	129,938.75
Net cash provided by financing activities	**$158,938.75**
NET CASH INCREASE FOR PERIOD	**$ -223.20**
Cash at beginning of period	4,989.37
CASH AT END OF PERIOD	**$4,766.17**

SRY CORP
Statement of Changes in Equity
As of December 31, 2022

	Changes to Equity USD		Total equity USD	
Balance at 1 January 2021	$	-	$	-
Changes in equity for 2021				
Change in Retained Earnings	$	-	$	-
Issue of share capital	$	5,400.00	$	5,400.00
Dividends	$	-	$	-
Change in Income	$	(36,281.98)	$	(36,281.98)
Revaluation gain	$	-	$	-
Balance at 31 December 2021	$	(30,881.98)	$	(30,881.98)
Balance at 1 January 2022	$	(30,881.98)	$	(30,881.98)
Changes in equity for 2022				
Change in Retained Earnings	$	-	$	-
Issue of share capital	$	129,938.75	$	129,938.75
Dividends	$	-	$	-
Change in Income	$	(159,161.95)	$	(159,161.95)
Revaluation gain	$	-	$	-
Balance at 31 December 2022	$	(60,105.18)	$	(60,105.18)

SYR Corp
NOTES TO THE FINANCIAL STATEMENTS
For the period January 1, 2022, through December 31, 2022

NOTE I – ORGANIZATION AND NATURE OF THE BUSINESS

SYR Corp, (the "Company") was organized under the laws of a Delaware C corporation. The company started as a marketplace app for independent chefs and is currently planning to build a social e-commerce app.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets.

Basis of Accounting – The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of any normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase.

Restricted Cash – The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2022.

Leases – The Company did not have any lease agreements as of December 31, 2022.

Intangible Assets - The Company did not have any Intangible Assets as of December 31, 2022.

Revenue and Expense Recognition – The company is still considered pre revenue as of December 31, 2022.

Income Taxes – For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.

Loans from Owners – Syr Corp plans to repay these loans upon the company's exit.

Owners Investments – The capital which the Company received from angel investors and founders. In 2022 the company added the following amounts to its balance sheet. $51,938.75 received from Wefunder crowd funding, $70,000 received from Co-founder Zin Ei Mon, $5000 received from angel investor Steve Pae, SAFE issued via Carta and $3000 founder stocks

NOTE 3- PREPAID EXPENSES

As of December 31, 2022, the company did not have a prepaid balance.

NOTE 4 - RELATED PARTY TRANSACTIONS

In accordance with FAS523 ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld by relevant tax authorities, as defined by FASB ASC 740-10. As December 31, 2022, the Company had no tax positions with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2020, the company had no tax positions that would not be held up under examination.

NOTE 5 - ACCRUED EXPENSES

The company had no accrued expense as of year end 2022.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

As of December 31, 2022 the Company did not have any known commitments or contingencies.

NOTE 7 - GOING CONCERN AND MANAGEMENT PLANS

The company' financial statements have been prepared using accounting principles generally accepted in the United States of America ("US GAAP") applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

NOTE 8 - SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through April 18, 2023 which is the date the financial statements were compiled. There were no subsequent events that required recognition or disclosure.